August 13, 2007

Mr. Kevin Woody, Accounting Branch Chief

Ms. Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re: JER Investors Trust Inc.

Form 10K for Fiscal Year Ended December 31, 2006

Form 10Q for Fiscal Quarter Ended March 31, 2007

File No. 001-32564

Dear Mr. Woody and Ms. Crittendon,

We are in receipt of your letter dated July 19, 2007. Our responses, set forth below, have been numbered to correspond to the numbering in your letter. We have reproduced your comments along with our responses for the convenience of the staff’s review.

Form 10-K for the Year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 55

1.	We note that management judgmentally estimates the interest payment shortfalls due to delinquencies on the underlying mortgage loans and the timing of and magnitude of credit losses on the mortgage loans underlying the securities. Please tell us and disclose your exposure to sub prime mortgages. Specifically address whether you have exposure to optional payment mortgages and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

Response: By sub prime mortgages, we presume you are referring to sub prime residential mortgages. We have no exposure to sub prime residential mortgages and have no exposure to residential optional payment mortgage loans. Our investments consist of commercial real estate debt investments, including commercial mortgage backed

Mr. Kevin Woody, Accounting Branch Chief

Ms. Yolanda Crittendon, Staff Accountant

August 13, 2007

securities, or CMBS, mezzanine loans, B-Notes, whole commercial mortgage loans, first mortgage loan participations and net leased real estate assets. Our CMBS investments consist primarily of non-investment grade classes and to a lesser extent investment grade classes. All of our investments are disclosed within our financial statements.

Results of Operations

Comparison of the years ended December 31, 2006 and 2005 and for the period from inception (April 19, 2004) through December 31, 2004, page 59

2.	It appears that you have presented a net income (loss) and net income (loss) per diluted share on a non GAAP basis. Please tell us how your current disclosures comply with the requirements of Item 10(e) of Regulation S-K.

Response: In 2004, in connection with our formation and initial equity raising, stock-based compensation awards were issued to our manager. At that time, the Company did not intend to issue additional stock-based compensation awards in the future and deemed the issuance to be a one-time occurrence. In support of this assertion, it should be noted that within MD&A, Results of Operations, in our Form S-11, where the non-GAAP measure net income prior to stock-based compensation was presented, the following statement was included, “We use net income (loss) prior to stock-based compensation expense in the evaluation of our business because we believe that such financial measure is a useful indication of the expected recurring performance of our assets and liabilities, as the grant of stock-based compensation at the completion of our June 2004 private placement was a one-time event.” It should be noted that in 2004, the Company began awarding annual stock-based compensation awards to the independent members of the Board of Directors, totaling 10,000 awards on an annual basis. However, these awards were deemed to be nominal in comparison to the awards to our manager and were expected to be the only awards on an on-going basis. Accordingly, to facilitate comparability and provide meaningful information to investors about our recurring and anticipated future expenses and operations in connection with our IPO in 2005, we presented the non-GAAP measure of net income prior to stock-based compensation in our Form S-11. We eliminated stock-based compensation from net income in order to arrive at a non-GAAP performance measure to eliminate a non-recurring infrequent item that, at that time, was not deemed reasonably likely to recur within two years and for which there was not a similar charge or gain within the prior two years, as permitted under Item 10(e)(ii)(b) of Regulation S-K. We also believe our related disclosure complies with the disclosure requirements under Item 10(e)(i) of Regulation S-K.

In May 2006, we issued stock-based compensation awards to our new President upon his joining the Company. In April 2007, we issued stock-based compensation to a broader group of employees of an affiliate of our manager who provide services to the Company through our management agreement and now expect to continue to issue such awards in the future. We did not remove the disclosure in our Form 10-K for the year ended December 31, 2006 for purposes of consistency in presentation with our Form S-11.

Mr. Kevin Woody, Accounting Branch Chief

Ms. Yolanda Crittendon, Staff Accountant

August 13, 2007

Beginning with the Form 10-K for the year ended December 31, 2007, the period from inception through December 31, 2004 will not be included in future Form 10-Ks. Further, we do not currently include this non-GAAP measure in our Forms 10-Q and do not intend to do so in the future. Accordingly, we will not present the non-GAAP measure net income prior to stock-based compensation expense in any future filings.

Consolidated Statements of Operations, page F-6

3.	We note that you include as a line item within your Consolidated Statements of Operations for stock compensation. Please tell us how you have complied with SAB Topic 14:F or revise.

Response: SAB Topic 14:F states that expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees. As disclosed in our Form 10-K, we are externally managed and advised and have no employees. We pay our manager a management fee and are also required to reimburse our manager for our share of overhead expenses of the manager required to support the Company’s operations. Other than awards of stock-based compensation subject to the sole discretion of our Board of Directors, our manager is responsible for all costs incidental to the performance of its duties under the Management Agreement, including the employment compensation of personnel who perform services for the Company pursuant to the management agreement. Accordingly, we have no amounts related to compensation and benefits in our financial statements other than the stock based compensation amounts and, as such, historically have presented such stock based compensation amount as a single line item in our Statements of Operations. Beginning with our Form10-Q for the quarter ended June 30, 2007, we have removed the stock based compensation line item from the Statements of Operations and have included such amounts in the general and administrative line item. We will not include a line item for stock based compensation in any future filings.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-11

4.	We note that you use third party appraisal to assess fair value to allocate the purchase price of acquired assets. It would appear that the third party appraisers are considered experts. As such, please revise to name the appraiser and provide the appropriate consent.

Response: In assessing the fair value of real estate assets, management utilizes a variety of available information, including third party appraisals and many other inputs, including other available market information, to determine our estimate of the fair value allocable to land, building and improvements and intangibles, if any. Management does

Mr. Kevin Woody, Accounting Branch Chief

Ms. Yolanda Crittendon, Staff Accountant

August 13, 2007

not place full reliance on any one factor included in its assessment and takes responsibility for the fair value allocations determined and ultimately presented in the financial statements. Accordingly, we do not believe it is necessary to identify the third party appraisers and obtain appropriate consents. We have removed the reference to such appraisals in our Form 10-Q for the quarter ended June 30, 2007 and will not include such reference in any future filing so long as our method of determining fair value allocations remains unchanged. Our revised disclosure, which may be found in Note 2, page 10, of our Form 10-Q for the quarter ended June 30, 2007 is as follows:

“The Company accounts for real estate acquisitions pursuant to SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects” and SFAS No. 141, “Business Combinations.” Accordingly, the Company allocates the purchase price of the acquired assets to land, building and improvements and intangibles, if any, based on their estimated respective fair values at the acquisition date. The Company assesses fair value based on available market information at the acquisition date.”

Loans and Notes Payable

Repurchase Agreement, page F-22

5.	Please quantify the effects of the alternative interpretation (derivative treatment) on your Consolidated Financial Statements within your Notes or tell why such disclosure would not be beneficial to investors.

Response: We have quantified the potential effects of the alternative interpretation under various scenarios and determined the potential impact is immaterial and therefore of little importance to investors. The loans in question were floating rate loans financed with in-place floating rate repurchase agreement financing facilities, the interest on the loans and the borrowings were both based on one month LIBOR, and the loans were outstanding for relatively short timeframes in the financial reporting periods presented (18 days in the September 2006 case, and 8 days in the March 2007 case).

Exhibits 31.1 and 31.2

6.	Reference is also being made to the company’s Form 10-Q for the quarter ended on March 31, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14 also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: In future filings, we will not include the title of the certifying individual in the opening line of the certifications required by Exchange Act Rule 13a-14. We have

Mr. Kevin Woody, Accounting Branch Chief

Ms. Yolanda Crittendon, Staff Accountant

August 13, 2007

excluded the officers’ titles from the opening line of such certification in our Form 10-Q for the quarter ended June 30, 2007, as filed with the Commission on August 9, 2007.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or Tae-Sik Yoon, our Chief Financial Officer, with any further questions.

Sincerely,

/s/ J. Michael McGillis
J. Michael McGillis
Vice President
JER Investors Trust Inc.

CC:	Joseph E. Robert, Jr.

Tae-Sik Yoon

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